

June 3, 2011

Rory O'Dare
President
Puravita Corporation
3211 Ocean Drive
Vero Beach, Florida 32963

Re: Puravita Corporation
         Amendment No. 2 to Registration Statement on Form S-1
         Filed May 24, 2011
         File No. 333-172892

Dear Mr. O'Dare:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file an updated auditor's consent as required by Item 601 of Regulation S-K.

Item 4 – Use of Proceeds, page 15

2.   We note your response to comment 2 of our letter dated May 18, 2011 in which you have revised your disclosure in footnote 1 to the table on page 15. We note you indicate in footnote 1 that the category of General Working Capital may include effecting a business combination. We further note you also indicate that the amount in escrow will only be available to the Company post-acquisition. Please revise to clarify.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Rory O'Dare
Puravita Corporation
June 3, 2011
Page 2

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at 202-551-3472 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Rory O'Dare
        Via *facsimile*: (772) 492-9219